UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NATIONWIDE FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	31-1486870
(State of incorporation or organization)	(I.R.S. employer identification no.)

One Nationwide Plaza, Columbus, Ohio	43215
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Class A Common Stock, par value $0.01 per share	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

                                 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

This amendment no. 1 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that Nationwide Financial Services, Inc. filed on February 28, 1997 to describe the Class A common stock in plain English.

DESCRIPTION OF CLASS A COMMON STOCK

General

The following is a summary description of the Class A common stock of Nationwide Financial Services, Inc. You can find more information about our Class A common stock in our restated certificate of incorporation, our restated bylaws and the laws of the State of Delaware.

Our restated certificate of incorporation authorizes us to issue 1,550,000,000 shares of stock, classified as follows:

•	750,000,000 shares of Class A common stock, par value $0.01 per share;
•	750,000,000 shares of Class B common stock, par value $0.01 per share; and
•	50,000,000 shares of preferred stock, par value $0.01 per share.

The shares of our Class A common stock and Class B Common Stock are almost identical, except that our Class B common stock has special voting rights, conversion rights and transfer restrictions that we discuss below.

All outstanding shares of Class B common stock are held by Nationwide Corporation, which is a majority owned subsidiary of Nationwide Mutual Insurance Company.

Dividend Rights

Subject to the prior rights of the preferred stock, holders of Class A common stock and Class B common stock are entitled to receive cash and other dividends pro rata on a per share basis if and when our board of directors declares dividends. If the board of directors declares or pays a dividend on either the Class A common stock or Class B common stock, it must simultaneously declare or pay a dividend, payable in the same consideration and manner and at the same rate, on both classes of common stock.

If our board of directors declares a dividend payable in shares of Class A common stock or Class B common stock, or securities convertible into either class, the stock dividend must be payable in Class A common stock, or securities convertible into Class A common stock, for the Class A shares and in Class B common stock, or in securities convertible into Class B common stock, for the Class B shares.

Voting Rights

Each share of Class A common stock entitles the holder to one vote per share. Each share of Class B common stock entitles the holder to ten votes per share. Holders of Class A common stock and Class B common stock vote as a single class on any proposal submitted to a vote of stockholders, except as otherwise required by law or our restated certificate of incorporation. We may not amend certain provisions of our restated certificate of incorporation relating to Class A common stock without the affirmative vote of a majority of the outstanding shares of Class A common stock.

Our common stockholders do not have cumulative voting rights.

Restrictions on Transfers

We have not placed any restrictions on the transfer of shares of Class A common stock.

Conversion Rights

Our Class A common stock has no conversion rights.

Our Class B common stock is convertible into Class A common stock at any time at the option of the holder on the basis of one share of Class A common stock for each share of Class B common stock converted. If the number of outstanding shares of our Class B common stock falls below 5% of the aggregate number of issued and outstanding shares of Class A and Class B common stock, then each outstanding share of Class B common stock will automatically convert into one share of Class A common stock, and each security convertible into Class B common stock will automatically convert into a security convertible into Class A common stock.

If any holder of Class B common stock sells or transfers Class B common stock, or rights to purchase or securities convertible into Class B common stock, other than to a member of the Nationwide group of companies, those shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, and the rights to purchase or securities convertible into Class B common stock will automatically convert into rights to purchase or securities convertible into Class A common stock. The Nationwide group of companies includes Nationwide Mutual Insurance Company and its subsidiaries and affiliates other than Nationwide Financial.

Subdivision

If we subdivide or combine the outstanding shares of Class A common stock or Class B common stock, we must proportionately subdivide or combine the shares of the other class.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock and Class B common stock will share equally in our net assets available for distribution in respect of our common stock.

Merger or Consolidation

If we merge with or into another entity, the holders of our Class A common stock and Class B common stock will be entitled to receive the same per share consideration, if any.

Other Rights

We have agreed that, so long as Nationwide Mutual Insurance Company and its subsidiaries and affiliates, other than Nationwide Financial and its subsidiaries, own at least 50% of the combined voting power of our outstanding voting stock, Nationwide Corporation may purchase its pro rata share of any voting equity securities we may issue, other than to a member of the Nationwide group of companies, to the extent this practice is permitted by the New York Stock Exchange. We refer to this right as the equity purchase right. The equity purchase right does not apply to any securities offered pursuant to employee stock options or other benefit plans, dividend reinvestment plans and other offerings other than for cash.

Our common stock is not liable to further calls or assessment. Except for the equity purchase right, which we describe above, our common stockholders do not have any preemptive rights to subscribe for or purchase any additional securities that we issue. Our common stock is not subject to redemption and does not have any sinking fund provisions.

Effects on Our Common Stock If We Issue Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue up to 50 million shares of preferred stock in one or more series. The board of directors also has the authority to determine the terms of each series of preferred stock within the limits of our restated certificate of incorporation and the laws of the State of Delaware. These terms include the number of shares in each series, dividend rights, liquidation preferences, terms of redemption, sinking fund, conversion rights and voting rights.

If we issue any preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock. In addition, the issuance of preferred stock may delay or prevent a change in control of Nationwide Financial.

There are no shares of preferred stock currently outstanding.

PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND

BYLAWS

THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

Certain provisions of our restated certificate of incorporation and bylaws may discourage or delay unsolicited acquisitions or changes in control of Nationwide Financial that you might consider to be in your best interest, including an attempt to obtain payment of a premium over the market price for your shares.

Provisions Relating to Our Board of Directors

Classified Board of Directors

We have divided the members of our board of directors into three classes. Each class is as nearly equal in number as possible and serves staggered three-year terms. As a result,

stockholders may elect only approximately one-third of our directors each year at the annual meeting of stockholders. Our board of directors believes that being classified will help to assure its continuity and stability, as well as the continuity and stability of our business strategies and policies as determined by the board.

These classified board provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control over us, even though an attempt may be beneficial to both stockholders and us. In addition, the classified board provisions may delay stockholders from removing a majority of the board of directors for two years if stockholders do not like their policies.

Number of Directors; Removal; Filling Vacancies

Our board of directors may consist of one to fifteen members. A majority of the entire board of directors that we would have if there were no vacancies decides the exact number of members of the board.

A director elected by the board of directors holds office until the next election of the class for which he has been chosen and until his successor is elected and qualified. Subject to the rights of the preferred stockholders, stockholders may remove only a director for cause and only by the affirmative vote of the holders of a majority of our outstanding voting stock. These provisions preclude stockholders from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with their own nominees.

Our restated certificate of incorporation provides that, subject to the rights of the preferred stockholders, our board of directors may fill newly created directorships. This provision may prevent stockholders from obtaining majority representation on the board of directors by allowing the board of directors to increase its size and fill the new directorships with its own nominees.

Amendment of Restated Certificate of Incorporation

Our restated certificate of incorporation requires the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares entitled to vote at an election of directors in order to amend certain provisions, including provisions relating to the board of directors.

Amendment of Bylaws

Amendment of our bylaws relating to advance notice provisions for stockholder meetings requires the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares entitled to vote at an election of directors.

Meetings of Stockholders

No Cumulative Voting

Our restated certificate of incorporation does not provide for cumulative voting.

Special Meetings of Stockholders

The chairman of our board of directors, our chief executive officer and our president and chief operating officer may call special meetings of our stockholders. Our bylaws require the secretary to call special meetings of our stockholders upon the written request of a majority of the board of directors. Our bylaws do not permit stockholders to call special meetings of stockholders.

Advance Notice Requirements

Our bylaws provide that for a stockholder to nominate a director or submit any business before an annual meeting of stockholders, the stockholder must give written notice to our secretary not earlier than 90 days and not later than 60 days before the first anniversary date of our proxy statement for the last annual meeting of stockholders. If an annual meeting was not held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice must be delivered or mailed within a reasonable period of time. Our board of directors will determine what a reasonable period of time is prior to the date of the applicable annual meeting. We also have certain requirements for the form and substance of a stockholder’s notice, which can be found in our bylaws. These provisions may preclude some stockholders from making nominations for directors or from bringing other matters before the stockholders at a meeting.

Class B Common Stock

The voting rights of our Class B Common Stock are superior to those of our Class A Common Stock, which might discourage unsolicited merger proposals and unfriendly tender offers.

No Action by Written Consent of the Stockholders

Our stockholders may not take action by written consent in lieu of a meeting.

Limitation on Liability

Our restated certificate of incorporation provides that the liability of our board of directors is limited to the extent permitted by Delaware law. Generally, our directors will not be liable for their actions. However, they will be liable for:

•	a breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or in a way which involves intentional misconduct or a knowing violation of law;

•	payment of an improper dividend or improper repurchase of our stock; or

•	acting or not acting for improper personal benefit.

Because of these limitations on liability, our stockholders may not sue one of our directors for money unless the stockholder can show the director committed one of the offenses listed above. These provisions do not affect our directors’ liability under federal securities laws. Also, our directors still have a duty of care. The limitation of our directors’ liability may discourage or deter stockholders or management from suing directors for a breach of their fiduciary duties, even though an action, if successful, might otherwise have benefited us or our stockholders. This limitation on our directors’ liability should not affect the availability of equitable remedies such as injunctions or rescissions based upon a director’s breach of his duty of care.

Indemnification

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Generally, this requires us to indemnify our directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of our director’s or officer’s position with us or another entity that the director or officer serves at our request, subject to certain conditions. We may also advance funds to our directors and officers to enable them to defend against these proceedings. To receive indemnification, the director or officer must be successful in the legal proceeding or have acted in good faith and in what he or she reasonably believed to be a lawful manner in our best interest.

RESTATED CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO

CORPORATE OPPORTUNITIES

Our restated certificate of incorporation provides that except as Nationwide Mutual Insurance Company may agree in writing and except as stated in the Intercompany Agreement among Nationwide Mutual Insurance Company, Nationwide Corporation and us:

•	the members of the Nationwide group of companies may engage in the same or similar business activities or lines of business as us; and

•	the members of the Nationwide group of companies and their directors, officers, employees and agents, except as provided below, will not be liable to us or our stockholders for the breach of any fiduciary duty by reason of engaging in the same or similar business activities or lines of business as we do.

If any member of the Nationwide group of companies learns about a potential transaction or matter that may be a corporate opportunity for both them and us, they do not have a duty to communicate or offer the corporate opportunity to us. They will not be liable to us or our stockholders for the breach of any fiduciary duty if they pursue or acquire the opportunity for themselves, direct the corporate opportunity to another person or entity or do not tell us about or offer the corporate opportunity to us.

Further, our restated certificate of incorporation provides that if one of our directors, officers, employees or agents is also a director, officer, employee or agent of any member of the Nationwide group of companies and learns of a potential transaction or matter that may be a corporate opportunity for us or a member of the Nationwide group of companies, they may offer the corporate opportunity to us or to the member of the Nationwide group of companies. They will not be liable to us or our stockholders for:

•	breach of any fiduciary duty;

•	breach of any duty of loyalty;

•	failure to act in, or not opposed to, our best interests; or

•	receiving improper personal benefit

because they offered the corporate opportunity to a member of the Nationwide group of companies rather than to us or did not tell us about the corporate opportunity or because a member of the Nationwide group of companies pursued or acquired the corporate opportunity for itself or directed the corporate opportunity to another person or did not communicate information regarding the corporate opportunity to us. It is not clear, however, if these provisions are enforceable under Delaware law. These provisions may eliminate certain rights that might have been available to our stockholders under Delaware law had the provisions not been included in our restated certificate of incorporation.

The above provisions will terminate on the date that the members of the Nationwide group of companies no longer beneficially own in the aggregate at least 50% of the voting power of the outstanding shares of our common stock.

PROVISIONS OF DELAWARE LAW THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

Delaware Takeover Statute

Under Delaware law, we may not engage in any mergers, asset or stock sales and other similar transactions with an interested stockholder for three years from the time that the stockholder became an interested stockholder. An “interested stockholder” is a stockholder who, together with affiliates and associates, owns, or, within the last three years, did own, 15% or more of our voting stock. However, we may engage in a merger, asset or stock sale and other similar transaction with an interested stockholder under certain conditions. These include when:

•	we receive prior approval of our board of directors for the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of our voting stock pursuant to the transaction that made it an interested stockholder; or

•	the merger, asset or stock sale or other similar transaction is approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder involved in the merger, asset or stock sale or other similar transaction.

Item 2.	Exhibits.

Exhibit Number	Exhibit

1.1

Restated Certificate of Incorporation of Nationwide Financial Services, Inc. (previously filed as Exhibit 3.1 to Form

S-1, Registration Number 333-18527, filed March 5, 1997, and incorporated herein by reference).

1.2	Restated Bylaws of Nationwide Financial Services, Inc. (previously filed as Exhibit 3.2 to Form S-3, Registration Number 333-102007, filed February 3, 2003, and incorporated herein by reference).

1.3	Intercompany Agreement among Nationwide Financial Services, Inc., Nationwide Mutual Insurance Company, and Nationwide Corporation (previously filed as Exhibit 10.1 to Form S-1, Registration Number 333-18527, filed March 5, 1997, and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NATIONWIDE FINANCIAL SERVICES, INC.

By:	/s/ Mark R. Thresher

Mark R. Thresher
Senior Vice President—Chief Financial Officer

Dated November 20, 2003